Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management’s best estimates and judgments. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2010, the Company’s internal control over financial reporting was effective.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

KPMG, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the auditors’ report. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 has also been audited by KPMG, and their opinion is included in their report.

(Signed) Paul N. Wright

(Signed) Edward Miu

Paul N. Wright

Edward Miu

President and Chief Executive Officer

Chief Financial Officer

March 16, 2011

Vancouver, British Columbia, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

We have audited the accompanying consolidated financial statements of Eldorado Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations, cash flows, shareholders’ equity and comprehensive income for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eldorado Gold Corporation as at December 31, 2010 and 2009 and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eldorado Gold Corporation's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2011 expressed an unmodified opinion on the effectiveness of Eldorado Gold Corporation’s internal control over financial reporting.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 16, 2011

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Eldorado Gold Corporation

We have audited Eldorado Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Controls and Procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation

The Company acquired Brazauro Resources Corporation (Brazauro) during the year ended December 31, 2010, and management excluded from its assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2010, Brazauro’s internal controls over financial reporting associated with $160.0 million of total assets and nil revenue included in the consolidated financial statements of the Company as of and for the year ended December 31, 2010.  Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Brazauro.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, shareholder’ equity, and comprehensive income for each of the years in the two-year period ended December 31, 2010, and our report dated March 16, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 16, 2011

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2010	2009
	$	$
Assets

Current assets
Cash and cash equivalents	314,344	265,369
Restricted cash (note 5 and 12(e))	52,425	50,000
Marketable securities (note 6)	8,027	13,951
Accounts receivable and other (note 7)	42,437	26,434
Inventories (note 8)	147,263	129,197
Derivative contract (note 10)	-	-
Future income taxes (note 15)	606	-
	565,102	484,951
Inventories (note 8)	29,627	31,534
Investment in significantly influenced company (note 4(c))	6,202	-
Restricted assets and other (note 9)	19,328	13,872
Mining interests (note 10)	2,793,722	2,580,816
Goodwill (note 11)	365,928	324,935
	3,779,909	3,436,108

Liabilities

Current liabilities
Accounts payable and accrued liabilities	152,781	157,250
Debt - current (note 12)	98,523	56,499
Future income taxes (note 15)	2,915	4,264
	254,219	218,013
Debt - long-term (note 12)	68,140	134,533
Contractual severance obligations	-	-
Asset retirement obligations (note 13)	24,275	26,566
Future income taxes (note 15)	430,020	390,242
	776,654	769,354

Non-controlling interests	36,021	26,144

Shareholders* Equity

Share capital (note 16(b))	2,814,679	2,671,634
Contributed surplus	22,967	17,865
Accumulated other comprehensive income	998	2,227
Retained earnings (deficit)	128,590	(51,116)
	2,967,234	2,640,610
	3,779,909	3,436,108
Subsequent events (note 12)
Commitments and contingencies (note 19)

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Operations

For the years ended December 31,

(Expressed in thousands of U.S. dollars except per share amounts)

	2010	2009
	$	$
Revenue
Gold sales	782,850	358,467
Iron ore sales	8,325	-
	791,175	358,467

Expenses
Operating costs	282,465	132,464
Depletion, depreciation and amortization	106,791	38,658
General and administrative	59,769	32,530
Exploration	23,181	11,970
Mine standby costs	1,335	2,580
Accretion of asset retirement obligations (note 13)	1,564	291
Foreign exchange loss (gain)	14,792	(2,966)
	489,897	215,527

Gain on disposal of assets	(592)	(854)
Gain on marketable securities	(6,572)	(1,689)
Interest and financing costs	8,089	824
Interest and other income	(12,937)	(2,262)
Writedown of assets	-	-
	477,885	211,546
Income before income taxes and non-controlling interests	313,290	146,921

Income tax (expense) recovery (note 15)
Current	(95,022)	(44,862)
Future	5,252	2,972
	(89,770)	(41,890)

Non-controlling interests in income	(17,457)	(2,627)

Net income for the year	206,063	102,404

Weighted average number of shares outstanding
Basic	542,861	389,384
Diluted	545,850	391,707

Earnings per share
Basic income per share	0.38	0.26
Diluted income per share	0.38	0.26

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in thousands of U.S. dollars)

	2010	2009
	$	$
Cash flows generated from (used in):

Operating activities
Net earnings for the year	206,063	102,404
Items not affecting cash
Accretion on asset retirement obligations	1,564	291
Contractual severance expense	-	-
Depletion, depreciation and amortization	106,791	38,658
Unrealized foreign exchange loss (gain)	17,974	281
Future income taxes (recovery) expense	(5,252)	(2,972)
Gain on disposal of assets	(592)	(854)
Gain on marketable securities	(6,572)	(1,689)
Stock-based compensation (note 17(b))	16,557	9,091
Fair value of bonus cash award units	-	(2,543)
Pension expense (note 14)	2,517	1,689
Non-controlling interest	17,457	2,627
	356,507	146,983
Changes in non-cash working capital (note 18)	(64,432)	45,059
	292,075	192,042

Investing activities
Acquisition of subsidiaries net of cash received (note 4)	(6,083)	54,179
Mining interests
Capital expenditures	(226,296)	(106,614)
Sales and disposals	23,756	35
Marketable securities
Purchases	(11,983)	(3,967)
Proceeds on disposals	15,611	42,770
Equity investment puchase	(6,727)	-
Pension plan contributions (note 14)	-	(1,856)
Value added taxes recoverable on mining interests	-	-
Restricted cash	(2,463)	-
Restricted asset and other	(7,007)	1,877
	(221,192)	(13,576)

Financing activities
Capital stock
Share issuance costs		-
Issuance of common shares for cash	35,907	25,201
Dividend paid to non-controlling interest	(1,287)	(149)
Dividend paid to shareholders	(26,357)	-
Long-term and bank debt
Proceeds	59,839	4,983
Repayments	(90,010)	(4,983)
	(21,908)	25,052
Net increase in cash and cash equivalents	48,975	203,518
Cash and cash equivalents - beginning of year	265,369	61,851
Cash and cash equivalents - end of year	314,344	265,369

Supplementary cash flow information (note 18)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Shareholders’ Equity

For the years ended December 31,

(Expressed in thousands of U.S. dollars)

	2010	2009
	$	$

Share capital
Balance beginning of year	2,671,634	931,933
Shares issued upon exercise of share options,
for cash	35,895	25,201
Estimated fair value of share options exercised	12,020	10,045
Share issued in consideration for interests
acquired	95,118	1,704,455
Shares issued for cash upon exercise of warrants	12	-
Balance end of year	2,814,679	2,671,634

Contributed surplus
Balance beginning of year	17,865	19,378
Non-cash stock-based compensation	16,557	8,532
Non-cash stock-based compensation on
Brazauro warrants & options converted	565	-
Options exercised, credited to share capital	(12,020)	(10,045)
Balance end of year	22,967	17,865

Retained earnings (deficit)
Balance beginning of year	(51,116)	(153,520)
Dividends paid	(26,357)	-
Net income for the year	206,063	102,404
Balance end of year	128,590	(51,116)

Accumulated other comprehensive income (loss)
Balance beginning of year	2,227	(5,971)
Other comprehensive (loss) income	(1,229)	8,198
Balance end of year	998	2,227

Total shareholders' equity	2,967,234	2,640,610

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

For the years ended December 31,

(Expressed in thousands of U.S. dollars)

	2010	2009
	$	$

Net earnings for the year ended December 31,	206,063	102,404

Other comprehensive income
Unrealized gains on available-for-sale investments	13,480	129,418
Reversal of unrealized gains on available-for-sale investments on acquisition of subsidiary (note 4 (a)(b))	(11,424)	(122,617)
Realized (gains) losses on available-for-sale investments transferred to net income	(3,245)	1,717
Future income taxes on changes in available-for-sale investments	(40)	(320)
Other comprehensive (loss) income	(1,229)	8,198

Comprehensive income for the year ended December 31,	204,834	110,602

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece and Brazil. The Company acquired control of Sino Gold Mining Ltd. (“Sino Gold”) in December 2009, along with its two producing mines, Jinfeng and White Mountain, as well as the Eastern Dragon development project. It also completed in July 2010 the acquisition of Brazauro Resources Corporation (“Brazauro”), whose main asset is the Tocantinzinho exploration and development project in Tapajós, Brazil.

2.

Significant accounting policies

(a)

Basis of presentation and principles of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and presented in United States dollars. As disclosed in note 23, Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). The consolidated financial statements include the wholly owned and partially owned subsidiaries of the Company, the most significant of which are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Qinghai Dachaidan Mining Ltd (QDML)	China	90%	Consolidated	TJS Gold Mine
Tüprag Metal Madencilik Sanayi ve Ticaret AS	Turkey	100%	Consolidated	Kişladağ Gold Mine
				Efemcukuru Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Sino Guizhou Jinfeng Mining Limited	China	82%	Consolidated	Jinfeng
Sino Gold Jilin BMZ Mining Limited	China	95%	Consolidated	White Mountain
Heihe Rockmining Limited	China	95%	Consolidated	Eastern Dragon

All material inter-company balances and transactions have been eliminated.

(b)

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined ore bodies, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, valuation of derivative contracts, determination of recoverable metal on leach pads, reclamation obligations, non-cash stock-based compensation and warrants, pension benefits, valuation allowances for future income tax assets, the provision for income tax liabilities, future income taxes and assessing and evaluating contingencies. Actual results could differ from these estimates.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments that are readily convertible to cash and that have maturity dates of three months or less from the date of acquisition. Cash and cash equivalents and restricted cash are designated as held-for-trading and measured at fair value.

(d)

Inventories

i.

Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, doré awaiting refinement and unsold bullion, all of which are valued at the lower of average cost and net realizable value. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation, depletion and amortization of mining interests.

Inventory costs are charged to operations on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to operations and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Inventories for which processing and sale is not expected to complete within one year is classified as non-current.

ii.

Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and replacement cost and, where appropriate, less a provision for obsolescence.

(e)

Investments

Marketable securities and investments in equity securities held for the purpose of trading are classified as held-for-trading and those that are not held for the purpose of trading are classified as available-for-sale.

Investments classified as available-for-sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss until such gains or losses are realized or until a decline in fair value is determined to be other than temporary. Factors that contribute to an other than temporary decline include a significant and prolonged period during which fair value is below cost, and the existence of a significant adverse change in the market and economic environment in which the Company operates, which indicate the prospects for recovery in the fair value of the investment are compromised in the near term.

Investments classified as held-for-trading are reported at fair value with unrealized gains or losses included in earnings in “Gain on marketable securities”.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

Investments in significantly influenced companies are accounted for using the equity method. Under the equity method, the original cost of the shares is adjusted for the Company’s share of post-acquisition earnings or losses less dividends.

(f)

Deposits

Deposits, such as those required by governmental authorities for possible environmental liabilities, are classified as held-for-trading and measured at fair value.

(g)

Financial instruments

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

Derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

(h)

Mining interests

Mining interests include acquisition costs, development expenditures and property, plant and equipment recorded at cost. Cost includes expenditures incurred on properties under development and the estimated fair value of any related asset retirement obligation at the time the obligation is originally recorded. Significant payments related to the acquisition of land and mineral rights are capitalized as incurred.

Mineral properties, buildings, plant and equipment, and other assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the unit of production method calculated based on proven and probable reserves related to each pit. Furniture and fixtures, vehicles, computers and other plant and equipment whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

When events or changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating, sustaining capital and reclamation costs.

 If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. Management assesses the asset for impairment by comparing its fair value, determined using best estimates of fair value based on the information available.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(i)

Goodwill

Goodwill is the excess of the cost of an acquired business over the net amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired. Goodwill is allocated to a reporting unit and any potential goodwill impairment is identified by comparing the carrying amount of the reporting unit with its fair value. If any potential impairment is identified, the impairment loss is quantified by comparing the carrying amount to its fair value and is recognized in earnings.

(j)

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. After the property is placed into production, costs incurred that increase production volume or extends the life of the mine are capitalized.

A mineral resource is considered to have economic potential when it is expected that proven and probable reserves can be economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

i.

There is a probable future benefit that will contribute to future cash inflows;

ii.

The Company can obtain the benefit and control access to it, and;

iii.

The transaction or event giving rise to the benefit has already occurred.

(k)

Deferred financing charges

Deferred financing costs represent the issuance costs of the Company’s long-term debt. Deferred costs are netted against the carrying value of long-term debt on the consolidated balance sheet and amortized using the effective interest rate method over the expected term of the related liability.

(l)

Foreign currency translation

Monetary assets and liabilities denominated in currencies other than the United States dollar are translated into United States dollars using rates of exchange in effect at the balance sheet date. Revenue and expense items denominated in foreign currencies are translated at average rates. Non-monetary items are translated at historical rates. Any gains and losses are reflected in earnings.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(m)

Capital lease obligations

Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. Assets recorded under capital leases are amortized on a straight-line basis over the lesser of the term of the lease and the life of the asset. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

(n)

Asset retirement obligations

Asset retirement obligations (“AROs”) represent the estimated net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites.

The carrying value of property, plant, equipment and mining interests are increased by the same amount as the ARO liability recognized as such obligations are incurred. The amount is amortized to income over the useful life of the related asset. AROs are determined in compliance with recognized standards for site closure and mine reclamation established by government regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as “accretion of asset retirement obligations” using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the ARO obligation is adjusted accordingly and the adjustment is added to, or deducted from, the carrying value of property, plant and equipment and mining interest. In the event that the adjustment occurs after the mine in question has closed, the adjustment is included in earnings.

(o)

Stock-based compensation

Stock-based compensation is measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever estimate is more reliable. Compensation expense is recognized on the graded method over the stock option vesting period. The fair values recognized attributable to unvested stock options that are forfeited are credited to earnings as they occur.

Bonus cash award units are considered liability awards and are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the option price. Deferred share units are liability awards recorded at the quoted market price at the grant date.  The corresponding liability is marked to market at each reporting date.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(p)

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in rates is included in operations. A future income tax asset is recorded when the probability of realization is more likely than not.

(q)

Revenue recognition

Revenue from the sale of bullion is recognized when persuasive evidence of an arrangement exists, the bullion has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

(r)

Earnings (loss) per share

Basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year.

The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method.

(s)

Capitalization of interest

Where the Company has secured debt financing to finance the cost of specific capital projects, interest is capitalized on the related construction and development project until the project begins commercial operation or the development ceases.

(t)

Stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of production basis over the economically recoverable proven and probable reserves to which they relate. Production is deemed to have commenced when saleable minerals are extracted from an ore body.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(u)

Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Examples of mine standby costs are labour, maintenance and mine support costs during temporary shutdowns of a mine. Examples of restructuring costs are severance payments to employees laid off as a result of outsourcing the mining function.

(v)

Defined benefit pension plan

Defined benefit pension plan obligations and expense are based on actuarial determinations. The projected benefit method prorated on service is used to determine the accrued benefit obligation and expense. Actuarial assumptions used to determine defined benefit pension plan liabilities are based upon best estimates of expected plan investment performance, salary escalation rates and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term returns on these components.

Past service costs are amortized on a straight-line basis over the expected average remaining service period of active members at the time of the past service event.

Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits or through experience as results differ from actuarial assumptions. Cumulative differences that are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the expected average remaining service period of active members.

(w)

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

Changes in accounting policies and new accounting developments

Business Combinations (Section 1582)

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1582, Business Combinations, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also requires that acquisition-related costs be expensed as incurred and that restructuring charges be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company has not yet adopted this standard.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Changes in accounting policies and new accounting developments (continued)

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Section 1601, Consolidations, and Section 1602, Non-Controlling Interests. Section 1601 establishes standards for preparing consolidated financial statements and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet adopted these standards.

International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

4.

Acquisitions

(a)

Sino Gold

Eldorado acquired all of the outstanding Sino Gold Securities not previously held by Eldorado on December 15, 2009, pursuant to a Scheme Implementation Deed dated August 26, 2009, as amended October 27, 2009 (the “Scheme Deed”), with Sino Gold, by way of schemes of arrangement (the “Schemes”) under the laws of Australia (the “Transaction”).

Pursuant to the Schemes, Eldorado acquired all of the outstanding ordinary shares of Sino Gold (“the Sino Gold Shares”) not previously held by Eldorado that, together with the Sino Gold Shares already held by Eldorado, constituted 100% of the issued and outstanding Sino Gold Securities following the implementation of the Transaction. All outstanding options to purchase Sino Gold Shares were cancelled pursuant to the Schemes in connection with the implementation of the Transaction.

Consideration for the Sino Gold Shares acquired was common shares of Eldorado (“Eldorado Shares”), with the number issued based on a share exchange ratio of 0.55 Eldorado Share for each Sino Gold Share. Consideration for cancellation of Sino Gold Options was Eldorado Shares, with the number issued calculated with reference to the share exchange ratio, the exercise price and time value for such Sino Gold Options and whether the Sino Gold Options were “in the money” or not.

Eldorado issued an aggregate of 131,772,777 common shares in the capital of Eldorado, either directly or indirectly as CHESS Depository Interests (“CDIs”), through CHESS Depository Nominees Pty Limited, to former shareholders and option holders of Sino Gold pursuant to the Scheme Deed in connection with the implementation of the Schemes.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.    Acquisitions (continued)

Eldorado previously acquired 57,968,029 Sino Gold Shares (19.8%) on July 27, 2009, pursuant to a Share Purchase and Sale Agreement (the “Share Purchase Agreement”) dated June 3, 2009, as amended on July 10, 2009, with Gold Fields Australasia (BVI) Limited (“GFA”) in consideration for 27,824,654 Eldorado Shares and a purchase price adjustment right. In connection with the implementation of the Schemes, Eldorado has issued a further 4,057,762 Eldorado Shares to GFA pursuant to the purchase price adjustment provisions of the Share Purchase Agreement. A total of 135,830,539 Eldorado Shares (including those issued to GFA) were issued in connection with the implementation of the Schemes.

The business combination has been accounted for as a purchase transaction, with Eldorado being identified as the acquirer and Sino Gold as the acquiree. For accounting purposes, Eldorado acquired control of Sino Gold on December 4, 2009 and these consolidated financial statements include the results of Sino Gold from December 4, 2009.

The cost of acquisition comprises the fair value of Eldorado shares issued, based on the issuance of 135,830,539 Eldorado shares at $10.61 per share based on the share price around the announcement date of the Transaction, for a total of $1,441,162, the original cost of the Sino Gold common shares previously acquired of $263,293 based on the share price at their acquisition date of July 27, 2009, which amount is net of the reversal of the unrealized gain of $122,617 included in other comprehensive income, plus Eldorado’s transaction costs of $24,010, for total consideration of $1,728,465.

Eldorado received net cash proceeds from the Sino Gold Transaction of $53,771.  Net cash proceeds result from the cash balance acquired of $77,781 less acquisition costs incurred of $23,602 in the year 2009 and $408 in the year 2010 for total acquisition costs incurred of $24,010.

The allocation of the purchase price is as follows:

$
131,772,777 common shares of Eldorado issued as CDIs	1,398,109
4,057,762 common shares of Eldorado issued to GFA	43,053
27,824,654 common shares of Eldorado issued to GFA, being the cost of 57,968,029 Sino Gold shares previously acquired	24,010
Transaction costs	24,010
1,728,465

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.    Acquisitions (continued)

The above purchase price has been allocated as follows:

Fair value of net assets acquired	$

Cash	77,781
Restricted cash	50,000
Accounts receivable and other	21,171
Inventory	38,791
Mining interests and property, plant and equipment,
including value beyond proven and probable reserves	1,799,377
Goodwill	363,690
Accounts payable and accrued liabilities	(74,737)
Asset retirement obligations	(19,249)
Debt	(191,121)
Future income taxes	(319,386)
Non-controlling interests	(17,852)
1,728,465

The acquired goodwill of $363,690 relates to the China reporting segment (note 22) and none of it is expected to be deductible for tax purposes.

The preliminary purchase price allocation was finalized as at December 31, 2010. Changes from that originally reported include a reduction of $58,523 to mining interest, an increase of $40,993 to goodwill, a reduction of $1,464 to accounts payable and accrued liabilities, a reduction of $16,474 to future income taxes and an increase in the purchase price of $408.

Sino Gold is a gold exploration and mining company in China. The Company operates the Jinfeng and White Mountain Gold Mines in the Guizhou Province and Jilin Province respectively. The Company also has a major development project, Eastern Dragon, which is planned to commence commercial production in 2011.

(b)

Brazauro

Eldorado completed the acquisition of all of the issued and outstanding common shares of Brazauro that it did not already own on July 20, 2010. As a result, Eldorado acquired a 100% interest in the Tocantinzinho exploration and development project in Tapajós, Brazil as well as the option agreements on two early-stage exploration projects, Piranhas and Água Branca, also located in the Tapajós district of Brazil.

Under the terms of the arrangement, former Brazauro shareholders received 0.0675 of an Eldorado common share for each Brazauro share held, as well as 1/3 of a share of TriStar Gold Inc. (“TriStar”), a new exploration company that Eldorado agreed to fund with C$10 million. TriStar holds certain exploration properties owned by Brazauro prior to the arrangement.

The Company issued 5,993,898 common shares and paid the C$10 million in connection with this transaction.  Eldorado incurred acquisition costs of $3,474.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.    Acquisitions (continued)

As at the date of the transaction, Eldorado held 14,326,000 common shares of Brazauro with a total cost of $7,071, net of the reversal of the unrealized gain of $11,424 included in other comprehensive income at the date of the acquisition.

This transaction has been accounted for as an acquisition of assets and liabilities because Brazauro was in the development stage. These consolidated financial statements include 100% of Brazauro results commencing July 20, 2010.

The allocation of the purchase price to the assets and liabilities of Brazauro is as follows:

Purchase price:	$
Share consideration Brazauro warrants and options converted Brazauro warrants previously held	95,118 565 294
Cash consideration	9,479
Cost of shares previously acquired	7,071
Transaction costs	3,474
Total purchase price	116,001

Fair value of net assets acquired:
Cash	7,278
Accounts receivables and other	73
Mining interests	155,964
Liabilities	(560)
Future income taxes payable	(46,754)
116,001

Eldorado paid net cash of $5,675 as a result of the Brazauro transaction.  This net reduction of cash was a result of an acquired cash balance of $7,278 less cash consideration of $9,479 and transaction costs of $3,474.

(c)

Serabi Mining Plc (“Serabi”)

In June 2010, the Company acquired 120,000,000 common shares of Serabi for $5,375. This represents a 26.8% interest in Serabi.  The investment in Serabi is being accounted for under the equity method as follows:

$

Original purchase	5,375
Additional purchase during the year	1,352
Equity loss	(525)
Balance at December 31, 2010	6,202

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.    Acquisitions (continued)

Additionally, the Company acquired 2,500,000 special warrants for $1,352 in December 2010 in order to maintain its 26.8% ownership percentage.  Each special warrant is convertible to one ordinary common share and one half of one purchase warrant with no further action by the Company upon Serabi obtaining a share listing on the TSX or TSX-V.  If those conditions are not met by March 31, 2011, each special warrant is automatically convertible to 1.1 of an ordinary common share and 0.55 of one purchase warrant with no further action by the Company.

The Company initially purchased 120,000,000 common shares of Serabi, however, in anticipation of a listing application to a Canadian stock exchange Serabi consolidated the existing ordinary shares on the basis of 1 New Ordinary Share for every 10 Existing Ordinary Shares.  Therefore, the Company’s investment was revised to 12,000,000 new ordinary shares at the date of consolidation.

Serabi is a gold mining company that is focused on the Tapajos region of Northern Brazil.

(d)

Vila Nova Iron Ore project

On August 5, 2009, the Company acquired the remaining 25% interest in its Vila Nova Iron Ore Project ("Vila Nova") from Mineração Amapari SA (“Amapari”), a Brazilian private company, in exchange for a Net Profits Interest royalty of 10% plus a sliding scale royalty based on the operating margin of the project.

5.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	December 31, 2010 $	December 31, 2009 $
Eastern Dragon CMB standby letter of credit loan – (note 12 (e))	52,425	-
Eastern Dragon CCB loan – (note 12 (e))	-	50,000
	52,425	50,000

6.

Marketable securities

	December 31, 2010 $	December 31, 2009 $
Marketable securities – Available-for-sale	8,027	13,470
Marketable securities – Held-for-trading	-	399
Warrants – Held-for-trading	-	82
	8,027	13,951

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Accounts receivable and other

	December 31, 2010 $	December 31, 2009 $

Value added and other taxes recoverable	4,196	5,956
Other receivables and advances	16,223	9,123
Prepaid expenses and deposits	22,018	11,355
	42,437	26,434

8.

Inventories

	December 31, 2010 $	December 31, 2009 $

Current:
Ore stockpiles	39,483	37,503
In-process inventory including doré	62,366	56,098
Materials and supplies	45,414	35,596
	147,263	129,197
Non-current: (1)
Ore stockpiles	15,659	15,987
In-process inventory	13,968	15,547
	29,627	31,534

(1)

Non-current inventories represent material not scheduled for processing within the next twelve months at the Company’s TJS mine.

9.

Restricted assets and other

	December 31, 2010 $	December 31, 2009 $

Restricted long-term asset – SERP (note 14)	7,872	7,066
Restricted credit card deposits	656	618
Restricted marketable securities long-term	-	156
Accounts receivable long-term	352	2,477
Environmental guarantee deposit	10,448	3,442
Accrued pension benefit asset (note 14)	-	113
	19,328	13,872

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Mining interests

	December 31, 2010
	Cost $	Accumulated depreciation, depletion and amortization $	Net book value $

Producing properties	1,671,989	263,982	1,408,007
Properties under development	1,319,358	867	1,318,491
Iron ore property	49,588	2,828	46,760

	3,040,935	267,677	2,773,258

Other mineral interests	24,511	4,047	20,464

	3,065,446	271,724	2,793,722

	December 31, 2009
	Cost $	Accumulated depreciation, depletion and amortization $	Net book value $

Producing properties	1,616,794	159,361	1,457,433
Properties under development	1,021,981	516	1,021,465
Iron ore property	47,464	252	47,212

	2,686,239	160,129	2,526,110

Other mineral interests	57,496	2,790	54,706

	2,743,735	162,919	2,580,816

Included in producing properties and other mineral interest is $473,495 (2009 – $339,242) and $16,975 (2009 – $52,163) respectively, related to assets that are not being depreciated, including value beyond proven and probable, and construction in progress.

The amount of capitalized interest during the year ended December 31, 2010 included in mining interest was $2,897 (2009 – nil).

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.

Goodwill

	December 31, 2010 $	December 31, 2009 $

Balance at beginning of year	324,935	2,238
Acquisitions during the year (note 4 (a))	-	322,697
Adjustments to preliminary purchase price allocation (note 4 (a))	40,993	-
Balance at end of year	365,928	324,935

12.

Debt

	December 31, 2010 $	December 31, 2009 $
Current:
Jinfeng construction loan (a)	21,139	-
White Mountain fixed asset project loan (c)	9,749	3,633
White Mountain working capital project loan (c)	6,176	5,991
White Mountain working capital loan (d)	7,549	-
Eastern Dragon CMB standby letter of credit loan (e)	48,317	-
Eastern Dragon HSBC revolving loan facility (f)	5,593	-
Eastern Dragon CCB loan (e)	-	46,875
	98,523	56,499

Long-term:
Jinfeng construction loan (a)	52,951	97,867
White Mountain fixed asset project loan (c)	15,189	24,214
Jinfeng working capital loan (b)	-	12,452
	68,140	134,533

Principal debt repayments are as follows:

	2011 $	2012 $	2013 $	2014 $	Total $

Jinfeng construction loan (a)	21,139	21,139	21,139	12,079	75,496
White Mountain fixed asset project loan (c)	9,749	9,981	5,208	-	24,938
White Mountain working capital project loan (c)	6,176	-	-	-	6,176
White Mountain working capital loan (d)	7,549	-	-	-	7,549
Eastern Dragon CMB standby letter of credit loan (e)	48,317	-	-	-	48,317
Eastern Dragon HSBC revolving loan facility (f)	5,593	-	-	-	5,593
	98,523	31,120	26,347	12,079	168,069

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Debt (continued)

(a)

Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our  82% owned subsidiary, entered into a RMB 680.0 million ($102,674) construction loan facility (“the construction loan”) with China Construction Bank (“CCB”).

The construction loan has a term of 6 years commencing from February 27, 2009 and is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People’s Bank of China for similar loans with a 5% discount.  The applicable interest rate as at December 31, 2010 is 6.08% (after 5% discount). The construction loan is secured against the following:

i.

Sino Gold corporate guarantee;

ii.

pledge of 82% shares held by Sino Gold in Jinfeng;

iii.

mortgage on all fixed assets of Jinfeng with a value above $100;

iv.

mortgage on Jinfeng mining license and exploration license; and

v.

mortgage on land use right.

While the construction loan is outstanding, Jinfeng is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and must have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

Principal repayment of this loan is as follows: for the years 2011, 2012 and 2013 – quarterly payments of RMB 35.0 million ($5,285); for the year 2014 – quarterly payments of RMB 32.5 million ($4,907); and for the year 2015 a final payment of RMB 130.0 million ($19,626). Any pre-payments are applied to reduce future payments starting from the final payment. During 2010, Jinfeng pre-paid RMB 180.0 million ($27,178) on the outstanding balance of this loan, leaving a balance owing of RMB 500.0 million ($75,496) at December 31, 2010.

Deferred financing costs in the amount of $1,743 have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method for net deferred financing costs at December 31, 2010 of $1,406.

(b)

Jinfeng working capital loan

In 2009, Jinfeng entered into a RMB 85.0 million ($12,834) working capital loan (“the working capital loan”) with CCB.

The working capital loan has a term of 3 years and was due on August 17, 2012. This loan was subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Debt (continued)

While the working capital loan was outstanding, Jinfeng was required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and was required to have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

During 2010, Jinfeng pre-paid the full amount on this loan.

(c)

White Mountain project loan

In 2008, Sino Gold Jilin BMZ Mining Limited (White Mountain”), our 95% owned subsidiary, entered into a project loan (“project loan”) with CCB. The project loan has two components:

i.

A fixed asset loan of RMB 190.1 million ($28,703) with final payment due on September 2013; and

ii.

a working capital loan of RMB 40.9 million ($6,176) due in November 2010.

The interest rate on the project loan is the prevailing lending rate stipulated by the People’s Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan. The applicable interest rates as at December 31, 2010 are 5.76% and 5.81% respectively.

The project loan is secured by a Sino Gold corporate guarantee and White Mountain’s fixed assets with a value above $100.

Principal repayment of the fixed asset loan is as follows: September 2010 – RMB 24.8 million ($3,765) (paid); September 2011 – RMB 64.5 million ($9,749); September 2012 – RMB 66.1 million ($9,981); September 2013 – RMB 34.7 million ($5,208).

During 2010, White Mountain made the first payment on the fixed asset loan and extended the working capital loan for one additional year to November 15, 2011.

(d)

White Mountain working capital loan

In 2010, White Mountain entered into a RMB 50.0 million ($7,549) working capital loan with China Merchants Bank (“CMB”).

The working capital loan has a term of one year and is due on September 1, 2011. This loan is subject to a floating interest rate adjusted annually to the prevailing lending rate stipulated by the People’s Bank of China for similar loans. The applicable interest rate as at December 31, 2010 is 5.31%.

This loan is secured by a letter of guarantee issued by Eldorado.

In January 2011, White Mountain pre-paid the full amount of this loan.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Debt (continued)

(e)

Eastern Dragon facilities

CCB loan

In 2008, Heihe Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 320.0 million ($48,317) Standby letter of credit loan (“LC loan”) with CCB. The interest rate on this loan as at December 31, 2009 was 5.40%.

The LC loan was collateralized by way of irrevocable letter of credit drawn on CCB. The letter of credit is collateralized by Sino Gold’s funds held by Bank of China Sydney Branch as restricted cash.

During the 2010 year, the LC loan was repaid and the restricted cash was released.

China Merchants Bank – project-financing loan

In 2009, Eastern Dragon entered into a RMB 450.0 million ($67,946) project-financing loan (“project-financing loan”) with China Merchants Bank (“CMB”). The project-financing loan has three components:

i.

A 5 year term, RMB 320.0 million  ($48,317) long term loan (“the long term loan”) to replace the LC loan with CCB;

ii.

a 4 year term RMB 100.0 million ($15,099) fixed asset loan (“the fixed asset loan”); and

iii.

a one year term RMB 30.0 million ($4,530) working capital loan (“the working capital loan”).

The project-financing loan is subject to a floating interest rate adjusted quarterly to 90% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.  The applicable interest rates as at December 31, 2010 are 5.60% for the long term loan and 5.23% for the fixed asset loan after discount.

The project-financing loan is secured by an irrevocable letter of Guarantee issued by Sino Gold. Under the terms of the agreement, the following conditions are required to be met before the first drawdown:

1.

Obtain project approval from the Heilongjiang Provincial Development and Reform Commission;

2.

Sino Gold to open an offshore banking business bank account with CMB and deposit $40,000;

3.

The aggregate of the amount deposited in the offshore account, Eastern Dragon registered capital and shareholder loan is at least $84,660 (this threshold has been reached as at December 31, 2009).

In addition, before the drawdown on the fixed asset loan, Eastern Dragon should obtain the gold operation permit.

The working capital loan can be drawn down once the following conditions are satisfied:

i.

The project obtains the mining license;

ii.

the project has been developed and in production;

iii.

the gold operation permit has been granted; and

iv.

the safety production permit and environmental protection permit have been granted.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Debt (continued)

The project-financing loan requires Eastern Dragon to maintain a liability to asset ratio of 70% or lower, excluding shareholder loan and total banking debt cannot exceed RMB 550.0 million ($83,045).

The project-financing loan is subject to an annual management fee of 10% of the annual interest on the drawn down amount.

No amounts were drawn down under the project-financing loan as at December 31, 2010.

CMB Standby letter of Credit loan

In January 2010, Eastern Dragon entered into a RMB 320.0 million ($48,317) Standby letter of credit loan with CMB. This loan has a one year term and is subject to a floating interest rate adjusted quarterly at 90% of the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a $52,200 irrevocable letter of credit issued by Sino Gold to CMB.

On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay the LC loan with CCB.

In February 2011, this loan was extended for another year.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on the project-financing loan. This loan is subject to an annual management fee of 10% of the interest accrued on the drawn down and outstanding amount. This management fee is paid in advance quarterly. The interest rate on this loan as at December 31, 2010 is 5.23%.

(f)

HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,079) revolving facility (“the Facility) with HSBC Bank (China). The Facility can be drawn down in minimum tranches of RMB 1.0 million ($151) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year.

In December 2010, the Facility was reviewed by the bank and was extended to November 30, 2011.

The Facility is secured by a letter of Guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at December 31, 2010, the security coverage is $6,141.

As at December 31, 2010, RMB 37.0 million ($5,593) had been drawn under this Facility.

This Facility is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Debt (continued)

Subsequent to December 31, 2010, Eastern Dragon drew RMB 11.6 million ($1,752) under this Facility and the security coverage was increased to $8,080.

(g)

Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, entered into a RMB 12.0 million ($1,812) entrusted loan agreement.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML.

As at December 31, 2010, RMB 7.9 million ($1,193) has been drawn under the entrusted loan.

Subsequent to December 31, 2010, the entrusted loan was increased to RMB 50.0 million ($7,550) and an additional RMB 21.1 million ($3,186) was drawn down.

The entrusted loan has been recorded on a net settlement basis.

13.

Asset retirement obligations

	December 31, 2010

	Brazil $	China $	Turkey $	Total $

Balance at beginning of year	1,062	20,560	4,944	26,567
Accretion during the year	53	1,264	247	1,564
Revisions to estimate of final obligation	1,129	(9,216)	4,232	(3,856)

Balance at end of year	2,244	12,608	9,423	24,275

Estimated undiscounted amount	3,805	22,127	39,533	65,465

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Asset retirement obligations (continued)

	December 31, 2009

	Brazil $	China $	Turkey $	Total $

Balance at beginning of year	753	1,286	2,773	4,812
Additions resulting from acquisition (note 4 (a))	-	19,249	-	19,249
Accretion during the year	51	71	169	291
Revisions to estimate of final obligation	258	(46)	2,002	2,214

Balance at end of year	1,062	20,560	4,944	26,566

Estimated undiscounted amount	1,730	77,758	14,687	94,175

The net present values are computed using credit-adjusted risk-free interest rates of between 5% and 7%.

Revisions to the estimate of the discounted obligations in 2010 include $1,129 related to Vila Nova, $1,073 related to TJS, ($3,257) related to Jinfeng, ($3,425) related to White Mountain, ($3,608) related to Eastern Dragon, $3,423 related to Kişladağ and $809 related to Efemçukuru. Revisions for 2009 include $258 related to Vila Nova, ($80) related to TJS, $34 related to Jinfeng, $1,972 related to Kişladağ and $30 related to Efemçukuru.

14.

Defined benefit plans

During the year ended December 31, 2008, the company implemented a defined benefit pension program with two components: a registered pension plan (“the Pension Plan”) and a non-registered supplementary pension plan (“the SERP”). These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. There are no indexation features. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

The Company’s plans are actuarially evaluated for funding purposes on a three-year cycle. The Pension Plan and the SERP were last actuarially evaluated on January 1, 2008 and January 1, 2009 respectively for funding purposes and the next required valuation will be as of January 1, 2011 for the Pension Plan and January 1, 2012 for the SERP. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2010 and 2009.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act and the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

Total cash payments for pension benefits for 2010, including cash contributed to the Pension Plan and the SERP and payments made directly to beneficiaries were $167 (2009 – $1,856). Based on minimum funding requirements, the Company may not need to make a contribution to the Pension Plan or to the SERP in 2011.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Defined benefit plans (continued)

The estimated future pension payments for the next five years and thereafter are as follows:

	2011 $	2012 $	2013 $	2014 $	2015 $	2016 and later $

Estimated future pension payments	211	820	820	820	820	4,966

The details of the Company’s benefit plans are as follows:

	December 31, 2010			December 31, 2009
	Pension Plan	SERP		Pension Plan	SERP
	$	$		$	$
Accrued benefit obligation
Balance at beginning of year	1,263	7,652		753	4,037
Benefits paid	-	(167)		-	-
Current service cost	122	681		102	484
Past service costs (net of qualifying transfer)	-	-		-	-
Qualifying transfer	-	-		-	-
Interest cost	81	483		69	369
Actuarial losses (gains)	62	2,483		219	2,121
Foreign exchange	132	740		120	641
Balance at end of year	1,660	11,872	-	1,263	7,652

	December 31, 2010			December 31, 2009
	Pension Plan	SERP		Pension Plan	SERP
Plan assets	$	$		$	$
Fair value at beginning of year	1,137	-		848	-
Actual return on plan assets	76	-		48	-
Employer's contribution (1)	-	-		-	-
Qualifying transfer	-	-		107	-
Foreign exchange	126	-		134	-
Fair value at end of year	1,339	-	-	1,137	-

Funded status
Fair value of plan assets	1,339	-		1,137	-
Accrued benefit obligation	1,660	11,872		1,263	7,652
Plan (deficit) surplus	(321)	(11,872)		(126)	(7,652)
Unamortized actuarial losses (gains)	60	4,426		17	1,995
Unamortized past service cost	166	1,805		222	2,418
Net accrued benefit asset (liability)	(95)	(5,641)		113	(3,239)

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Defined benefit plans (continued)

The Company has $7,872 (2009 – $7,066) in an investment account to fund its SERP obligation. The breakdown of the investment is provided in note 23(g). This amount is included in restricted assets and other (note 9).

The accrued benefit asset (liability) is included in the Company’s balance sheet as follows:

	December 31, 2010		December 31, 2009
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Restricted assets and other (note 9)	-	-	113	-
Accounts payable and accrued liabilities	(95)	(5,641)	-	(3,239)
Total	(95)	(5,641)	113	(3,239)

The net expense recognized for the Company’s defined benefit plans is as follows:

	December 31, 2010		December 31, 2009
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Current service cost	122	681	94	445
Interest cost	81	483	63	340
Expected gains on plan assets	(76)	-	(62)	-
Amortization of net actuarial gains	-	269	(54)	-
Amortization of past service costs	80	877	72	791
Net pension expense	207	2,310	113	1,576

Plan Assets

The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category at December 31:

	December 31, 2010		December 31, 2009
	Pension Plan	SERP	Pension Plan	SERP
Cash and equivalents	4%	4%	1%	3%
Fixed income	96%	51%	99%	49%
Equity	-	45%	-	48%
Total	100%	100%	100%	100%

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Defined benefit plans (continued)

Significant assumptions

The significant assumptions used are as follows:

	December 31, 2010		December 31, 2009
	Pension Plan	SERP	Pension Plan	SERP

Expected long term rate of return on plan assets	6.50%	6.50%	6.50%	6.50%
Discount rate beginning of year	6.00%	6.00%	7.50%	7.50%
Discount rate end of year	5.50%	5.50%	6.00%	6.00%
Rate of salary escalation	4.50%	4.50%	4.50%	4.50%
Average remaining service period of active employees expected to receive benefits	5 years	5 years	5 years	5 years

The assumptions for the expected long-term rate of return on plan assets for the purposes of the actuarial valuation are based on the asset mix of the portfolio, historical data from similar plans and the review of projected returns by asset class.

15.

Income taxes

The significant components within the Company’s future tax liability are as follows:

	December 31, 2010 $	December 31, 2009 $
Future income tax assets
Mining interests	9,972	10,800
Loss carry forwards	68,179	46,240
Other	3,250	3,156
Liabilities	10,241	9,394
	91,642	69,590
Valuation allowance	(71,368)	(54,885)
	20,274	14,705

Future income tax liabilities
Mining interests	443,287	397,076
Unrealized gains on foreign exchange translation and other	9,316	12,135
	452,603	409,211
Net future income tax liabilities	432,329	394,506

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.

Income taxes (continued)

This is represented on the balance sheet as:

	December 31, 2010 $	December 31, 2009 $

Current future income tax assets	(606)	-
Current future income tax liabilities	2,915	4,264
Long-term future income tax liabilities	430,020	390,242
	432,329	394,506

Income tax expense differs from the amount that would result from applying the combined statutory Canadian federal and provincial tax rates to income before income taxes. These differences result from the following items:

	2010 $	2009 $

Net income before taxes	313,290	146,921
Statutory tax rate	28.50%	30.00%

Tax expense at the statutory income tax rate	89,288	44,076

Tax effect of:
Losses not recognized	9,859	8,455
Difference in foreign tax rates	(23,532)	(16,135)
Foreign exchange	3,316	(3,895)
Withholding tax	3,278	-
Adjustment due to change in tax rates	-	5,638
Non-deductible expense and other items	7,561	3,751
	89,770	41,890

At December 31, 2010, the Company had available losses for income tax purposes of approximately $111,014 (2009 – $83,185) in Canada and Greece expiring in various years from 2011 to 2030.

The Company’s Australian subsidiaries have losses for income tax purposes of $26,384 that do not expire.

In addition, the Company’s Brazilian subsidiaries have losses of $60,842 (December 31, 2009 – $41,702) that can be used to offset taxable income, and $74,913 (December 31, 2009 – $41,600) that can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of taxable income in any one year.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.

Shareholders’ equity

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2010 there were no non-voting common shares outstanding.

(b)

Issued and outstanding share capital

Voting common shares	Number of shares	Amount $

Balance, January 1, 2009	368,278,029	931,933

Shares issued upon exercise of share options, for cash	5,203,013	25,201
Estimated fair value of share options exercised	-	10,045
Shares issued for acquisition of Sino Gold	163,655,193	1,704,455

Balance, December 31, 2009	537,136,235	2,671,634

Shares issued upon exercise of share options, for cash	5,056,216	35,895
Estimated fair value of share options exercised	-	12,020
Shares issued for acquisition of Brazauro	5,993,898	95,118
Shares issued for cash upon exercise of warrants	843	12

Balance, December 31, 2010	548,187,192	2,814,679

(c)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income includes the following:

	2010 $	2009 $

Balance, beginning of year	2,227	(5,971)
Unrealized gains on available-for-sale investments	13,480	129,418
Reversal on acquisition of subsidiary (note 4 (a) and (b))	(11,424)	(122,617)
Realized losses (gains) on sale of available-for-sale investments transferred to net income	(3,245)	1,717
Future income tax on changes in available-for-sale investments	(40)	(320)

Balance, end of year	998	2,227

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.

Stock-based compensation

(a)

Share option plans

The Company has two share option plans (“Plans”) approved by the shareholders under which share purchase options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Employee Plan, as amended from time to time, was established in 1994. Subject to a 10-year maximum, Employee Plan Options generally have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2010, a total of 5,424,669 Options (December 31, 2009 – 4,810,000) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company’s Directors and Officers Plan (“D&O Plan”) was established in 2003 and amended in 2005. Subject to a 10-year maximum, D&O Plan Options generally have a five-year term. D&O Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2010, a total of 4,990,394 Options (December 31, 2009 – 4,760,000) were available to grant to directors and officers under the D&O Plan.

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2008	5.71	13,438,914	3.9
Granted	9.80	748,000
Exercised	5.59	(5,203,013)
Forfeited	6.46	(55,000)

Balance, December 31, 2009	6.11	8,928,901	3.3
Granted	13.30	5,448,842
Exercised	7.37	(5,056,216)
Forfeited	11.76	(601,003)

Balance, December 31, 2010	9.49	8,720,524	3.5

At December 31, 2010, 5,423,758 share purchase options (December 31, 2009 – 5,528,557) with a weighted average exercise price of Cdn$7.32 (December 31, 2009 – Cdn$6.16) had vested and were exercisable.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.

Stock based compensation (continued)

Options outstanding at December 31, 2010 are as follows:

	December 31, 2010
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	2,584,473	3.1	4.88	2,584,473	4.88
$5.00 to $5.99	97,500	1.9	5.26	97,500	5.26
$6.00 to $6.99	866,000	2.4	6.44	866,000	6.44
$7.00 to $7.99	570,900	1.8	7.26	570,900	7.26
$9.00 to $9.99	403,200	3.5	9.61	237,199	9.69
$11.00 to $11.99	30,000	3.5	11.40	20,000	11.40
$12.00 to $12.99	251,000	4.4	12.67	97,667	12.53
$13.00 to $13.99	3,683,845	4.3	13.23	738,817	13.23
$15.00 to $15.99	200,000	2.1	15.53	200,000	15.53
$16.00 to $16.99	33,606	1.4	11.40	11,202	19.16

	8,720,524	3.5	9.49	5,423,758	7.32

(b)

Stock-based compensation expense

The exercise prices of all Options granted during the period were at or above the market price at the grant date. Stock-based compensation expense is calculated using a Black-Scholes option pricing model to determine the estimated fair values of all Options granted. The value determined on the date an Option is granted is recorded over the vesting period of each respective option.

This expense has been included in the undernoted expenses in the Consolidated Statements of Operations as follows:

	2010 $	2009 $

Operating costs	4,491	1,830
Exploration	680	958
Administrative	11,386	5,744

	16,557	8,532

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.

Stock based compensation (continued)

The assumptions used to estimate the fair value of Options granted during the years ended December 31, 2010 and 2009 were:

	2010	2009

Risk-free interest rate (range)	1.69% – 1.99%	1.40% – 2.11%
Expected volatility (range)	38% – 73%	64% – 76%
Expected life (range)	0.8 - 2.8 years	1.5 - 3.8 years
Expected dividends	Nil	Nil

The weighted average fair value per stock option (CAD$) was $4.12 (2009 – $4.80).

(c)

Bonus Cash Award Units plan

In August 2007, the directors adopted a Bonus Cash Award Units (“BCAU”) plan with an effective date of August 2, 2007. The plan provides for the Board of Directors (the “Directors”) to grant BCAUs to officers, employees and consultants subject to vesting and other conditions as determined by the Directors; however, the vesting period may not exceed five years from the grant date, but may be accelerated at the discretion of the Directors. The settlement of BCAUs must be made in cash and is calculated as the excess of trading price of Eldorado shares traded on the Toronto Stock Exchange (“TSX”) on the trading day on which the designated participant elects to exercise their BCAU over the trading price of Eldorado shares traded on the TSX on the grant day.

As of December 31, 2009, all Bonus Cash Award Units (“BCAUs”) awarded by the Company were exercised. The Company paid $2,543 in bonus cash award units in the 2009 year. The related expense in the amount of $559 is included in general and administrative expense in the Consolidated Statements of Operations.

(d)

Deferred Share Units plan

On July 15, 2010 the Company adopted the Independent Directors Deferred Share Unit (“DSU”) Plan under which DSU’s will be granted by the Board from time to time to independent directors (“participants”). The performance period of each DSU commences on the Grant Date and expires on the Termination Date of the participant. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company’s shares on the date of redemption. At December 31, 2010, 29,970 DSU’s were outstanding with a value of $573, which is included in accounts payable and accrued liabilities.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Supplementary cash flow information

	2010 $	2009 $
Changes in non-cash working capital
Accounts receivable and other	(14,307)	25,386
Inventories	(12,452)	(19,799)
Accounts payable and accrued liabilities	(37,673)	39,472

	(64,432)	45,059

Supplementary cash flow information
Income taxes paid	93,056	46,317
Interest paid	10,415	839

Non-cash investing and financing activities
Shares, options and warrants issued on acquisition of subsidiaries	95,683	1,704,455
Increased in mineral interest financed by accounts payable	-	750

19.

Commitments and contingencies

a)

Commitments

The Company’s contractual obligations, not recorded on the balance sheet, at December 31, 2010, include:

	2011 $	2012 $	2013 $	2014 $	2015 and later $

Operating leases and property expenditures	2,921	3,208	2,639	673	-
Purchase obligations	114,487	23,853	1,467	1,501	-

Totals	117,408	27,061	4,106	2,174	-

b)

Contingencies

Due in part to the size, complexity and nature of the Company’s operations, various social, political, environmental, land title, legal, permitting and tax matters are outstanding from time to time. In the opinion of management, these matters are not expected to have an adverse effect on the Company’s consolidated financial position or operations.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.

Capital disclosure

Eldorado’s objectives when managing capital are to:

a)

safeguard our ability to continue as a going concern,

b)

have sufficient capital to develop our mining projects and take them into production, and

c)

meet external capital requirements on our credit facilities.

The Company monitors capital based on the debt to adjusted capital ratio. Debt is defined as the total of current and long-term debt shown on the balance sheet. Adjusted capital includes all components of shareholders’ equity, which includes accumulated comprehensive income, share capital, contributed surplus and deficit. Eldorado’s strategy is to keep the debt to adjusted capital ratio below 40%. The debt to adjusted capital ratio at December 31, 2010 and December 31, 2009 was 5.62% and 7.23% respectively.

21.

Financial instruments

a)

Recognition, measurement and presentation

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and available-for-sale financial assets are measured on the balance sheet at fair value.

b)

Fair value

The following table provides the carrying value and the fair value of financial instruments at December 31, 2010 and December 31, 2009:

	December 31, 2010		December 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets

Held-for-trading
Cash and cash equivalents	314,344	314,344	265,369	265,369
Restricted cash	52,425	52,425	50,000	50,000
Marketable securities	-	-	481	481
Restricted assets and other	19,328	19,328	13,603	13,603

Available-for-sale
Marketable securities	8,027	8,027	13,626	13,626

Loans and receivables	38,241	38,241	20,478	20,478

Financial Liabilities

Accounts payable and accrued liabilities	147,045	147,045	154,011	154,011
Debt	166,663	166,663	191,032	191,032

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.

Financial instruments (continued)

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The fair value hierarchy established by CICA Handbook Section 3862 – Financial Instruments – Disclosures

(‘‘Section 3862’’) establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and liabilities measured at fair value on a recurring basis as at December 31, 2010 include:

	Balance at December 31, 2010	Quoted Prices in Active Markets for Identical Assets	Other Observable Inputs	Unobservable inputs
	$	$	$	$
		(Level 1)	(Level 2)	(Level 3)
Financial Assets

Held for trading
Cash and cash equivalents	314,344	314,344	-	-
Restricted cash	52,425	52,425	-	-
Marketable securities	-	-	-	-
Restricted asset and other	19,328	19,328	-	-

Available for sale
Marketable securities	8,027	7,871	-	156

The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets and liabilities for the year ended December 31, 2010.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.

Financial instruments (continued)

Assets	Marketable Securities
	Held-for-trading	Available-for-sale	Total
	$	$	$
Beginning balance	174	344	518
Total gains or losses (realized/unrealized)
Included in earnings (or changes in net assets)	-	-	-
Included in other comprehensive income	-	-	-
Purchases, issuances and settlements	(174)	-	(174)
Transfers in and/or out of Level 3	-	(188)	(188)
Ending Balance	-	156	156

c)

Financial risk management

Eldorado’s activities expose it to a variety of financial risks, including credit risk, foreign exchange risk, interest rate risk, gold price risk and liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable and environmental guarantee deposit. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by rating agencies. As at December 31, 2010, approximately 44% of the Company’s cash and cash equivalents, including restricted cash, are held with one financial institution. The Company considers this to be its only significant credit risk exposure.

The Company sells its gold bullion exclusively to large international financial institutions or on the Istanbul and Shanghai Gold Exchanges. Payment is normally in advance or within one week of receipt of shipment. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2010.

Foreign exchange risk

The Company operates principally in Canada, Turkey, China, Brazil and Greece, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

Eldorado’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt are denominated in several currencies (mainly Canadian dollars, Turkish liras, Chinese renminbi and Brazilian real) which are subject to fluctuation against the US dollar.

As a result of the Company’s acquisitions, Eldorado has recorded $424,239 of future income tax liabilities on mining interests which are recorded in local currencies. The future income tax liabilities are monetary items that are revalued each period-end at current exchange rates, with the gain or loss recorded in net earnings in the period.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.

Financial instruments (continued)

The Company is exposed to currency risk through the following financial assets and liabilities, value added tax and other taxes recoverable and future income tax asset and liabilities denominated in currencies other than US dollars at December 31, 2010:

	Canadian dollar	Australian dollars	Euro	Turkish lira	Chinese renminbi	Brazilian real

Cash and cash equivalents	24,587	134	102	1,386	536,644	1,269
Marketable securities	7,984	-	-	-	-	-
Accounts receivable and other	2,078	-	516	16,837	137,174	10,898
Future income tax receivable	-	-	-	659	1,192	-
Accounts payable and accrued liabilities	(13,682)	(13)	(124)	(36,940)	(567,629)	(6,548)
Loan	-	-	-	-	(1,103,790)	-
Future income tax liabilities	-	-	(26,334)	(16,851)	(2,211,552)	(85,188)
Net balance	20,967	121	(25,840)	(34,909)	(3,207,961)	(79,569)

Equivalent in US dollars	$ 21,081	$ 125	$ (34,601)	$ (22,581)	$ (484,373)	$ (47,755)

Based on the balances as at December 31, 2010, a 1% increase/decrease in the exchange rates on that date would have resulted in a decrease/ increase of approximately $5,681 in earnings before income taxes. There would be no effect in other comprehensive income.

Our cash flows from our operations are exposed to foreign exchange risk, as commodity sales are set in US dollars and a certain amount of our operating expenses are in the currency of the country in which our mining operations take place. We have elected not to actively manage our exposure to currency risk at this time.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Eldorado’s debt is exposed to interest rate risk as it is subject to floating interest rates. As at December 31, 2010 the average interest rate in Eldorado’s debt was 5.94%. A 1% increase or decrease in the interest rate on debt held at December 31, 2010 would result in a $48 decrease or increase in the Company’s after-tax net earnings.

The approximate average interest rate earned by the Company in 2010 on its cash and cash equivalents was 0.51% (2009 – 0.83%). A 1% increase or decrease in the interest earned from financial institutions on deposits and money market investments held at December 31, 2010 would result in a $28 increase or decrease in the Company’s after-tax net earnings.

We have elected not to actively manage our exposure to interest rate risk at this time.

Metal price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold and iron ore. Gold and iron ore prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.

Financial instruments (continued)

Worldwide gold and iron ore production levels also affect their prices, and the prices of these metals are occasionally subject to rapid short-term changes due to speculative activities. We have elected not to actively manage our exposure to metal price risk at this time. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in the price of gold and iron ore.

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. Eldorado’s other price risk includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Our treasury department monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in note 12.

22.

Segmented information

During the year ended December 31, 2010, Eldorado had five reporting segments. The Brazil reporting segment includes the development activities of Vila Nova, Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemçukuru development project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine, Jinfeng mine, White Mountain mine, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill development project. The Other reporting segment includes the operations of the Company’s corporate office and exploration activities in other countries.

Interest and other income for the year 2010 of $1,173 (2009 – $981) pertaining to the center of domicile are reflected in the “Other” segment of operations.

	2010
	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Net mining interests
Producing properties	246,039	1,161,968	-	-	-	1,408,007
Properties under development	170,555	754,754	181,406	211,776	-	1,318,491
Iron ore property	-	-	46,760	-	-	46,760
Other mining interests	11,580	5,150	245	-	3,489	20,464

	428,174	1,921,872	228,411	211,776	3,489	2,793,722

Goodwill	-	365,928	-	-	-	365,928

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.

Segmented information (continued)

	2009
	Turkey $	China $	Brazil $	Greece $	Canada $	Total $
Net mining interests
Producing properties	196,066	1,261,367	-	-	-	1,457,433
Properties under development	96,275	715,782	-	209,408	-	1,021,465
Iron ore property	-	-	47,212	-	-	47,212
Other mining interests	7,214	29,405	15,544	-	2,543	54,706

	299,555	2,006,554	62,756	209,408	2,543	2,580,816
Goodwill	-	324,935	-	-	-	324,935

Operations	2010
	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Revenue
Gold sales	339,151	443,699	-	-	-	782,850
Iron ore sales	-	-	8,325	-	-	8,325
	339,151	443,699	8,325	-	-	791,175
Expenses except the undernoted	102,498	212,638	7,952	(2,274)	39,293	360,107
Depletion, depreciation and amortization	14,419	89,938	1,031	-	1,403	106,791
Exploration	13,181	3,464	3,063	-	3,473	23,181
Mine standby costs	-	-	1,335	-	-	1,335
Interest and other (income) expense	(10,271)	(1,887)	(8)	-	(771)	(12,937)
Gain on disposal of assets	-	(384)	(206)	-	(2)	(592)

Income (loss) before tax	219,324	139,930	(4,842)	2,274	(43,396)	313,290
Income tax expense	(45,790)	(43,708)	-	-	(272)	(89,770)
Non-controlling interest	-	(17,457)	-	-	-	(17,457)

Net income (loss)	173,534	78,765	(4,842)	2,274	(43,668)	206,063

Operations	2009
	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Revenue
Gold sales	233,133	125,334	-	-	-	358,467
	233,133	125,334	-	-	-	358,467
Expenses except the undernoted	71,902	68,643	169	519	20,221	161,454
Depletion, depreciation and amortization	12,015	25,665	73	-	905	38,658
Exploration	6,074	1,001	2,284	-	2,611	11,970
Mine standby costs	-	-	2,580	-	-	2,580
Interest and other income	(999)	(278)	(2)	-	(983)	(2,262)
Loss (gain) on disposal of assets	-	501	-	-	(1,355)	(854)

Income (loss) before tax	144,141	29,802	(5,104)	(519)	(21,399)	146,921
Income tax (expense) recovery	(29,752)	(12,362)	-	(96)	320	(41,890)
Non-controlling interest	-	(2,627)	-	-	-	(2,627)

Net income (loss)	114,389	14,813	(5,104)	(615)	(21,079)	102,404

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP.

The material differences between Canadian GAAP and US GAAP affecting the Company are summarized below:

	2010 $	2009 $
Statement of operations
Net earnings reported under Canadian GAAP	206,063	102,404
Add (deduct) items subject to US GAAP
Exploration costs (a)	(8,814)	(7,768)
Capitalized interest expense (e)	-	228
Depreciation on capitalized interest (e)	(402)	(418)
Bonus cash award units (f)	-	198
Depreciation related to start-up period (b)	125	225
Loss on fair value of warrants issued on acquisition of Brazauro (i)	(81)	-
Transaction costs on Sino Gold acquisition (j)	(408)	(23,602)
Sino Gold step acquisition gains (j)	-	110,644
Depreciation related to recording 100% of fair value of Sino Gold assets (j)	(4,898)	(304)
Foreign exchange loss on future income taxes increment relating to Sino (j)	(1,464)	-
Future income taxes (c)	(5)	343
Non-controlling interest (h)	17,457	2,627

Net earnings under US GAAP attributable to the Company	207,573	184,577
Attributable to non-controlling interest	12,559	2,323
Attributable to common shareholders	195,014	182,254

Other comprehensive income (loss) for the year under Canadian GAAP	(1,229)	8,198
Add (deduct) items subject to US GAAP:
Pension plans (net of tax) (g)	(1,805)	(1,916)

Comprehensive income under US GAAP attributable to the Company	191,980	188,536
Attributable to non-controlling interest	-	-
Attributable to common shareholders	191,980	188,536

Basic and diluted earnings per share - US GAAP	0.36	0.47

	2010 $	2009 $

Accumulated other comprehensive income (loss)
Balance under Canadian GAAP	998	2,227
Pension plans (net of tax) (g)	(6,457)	(4,652)

Balance under US GAAP	(5,459)	(2,425)

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

	2010 $	2009 $
Assets
Total assets reported under Canadian GAAP	3,779,909	3,436,108
Exploration costs (a)	(46,714)	(37,900)
Future income taxes (c)	4,879	4,884
Pension plan (g)	-	(113)
Depreciation related to start-up period (b)	(876)	(1,001)
Capitalized interest expense – net (e)	3,733	4,135
Adjust non-controlling interest to fair value on Sino Gold acquisition (j)	165,039	182,247
Goodwill adjustments related to Sino Gold acquisition (j)	530,232	533,411
Deferred financing costs (k)	1,406	1,743

Total assets under US GAAP	4,437,608	4,123,514

Liabilities
Total liabilities reported under Canadian GAAP	776,654	769,354
Financial liability of warrants issued on acquisition of Brazauro (i)	431	-
Future income taxes related to Sino Gold acquisition (j)	41,259	45,562
Foreign exchange loss on future income taxes increment relating to Sino (j)	1,464	-
Pension plans (g)	6,457	4,539
Deferred financing costs (k)	1,406	1,743

Total liabilities under US GAAP	827,671	821,198

Shareholders’ equity
Shareholders’ equity reported under Canadian GAAP	2,967,234	2,640,610
Cumulative adjustments to shareholders’ equity:
Exploration costs (a)	(46,714)	(37,900)
Future income taxes (c)	6,512	4,985
Depreciation related to start-up period (b)	(876)	(1,001)
Accumulated other comprehensive income - pension plans (g)	(6,457)	(4,652)
Financial liability of warrants issued on acquisition of Brazauro (i)	(431)	-
Transaction costs on Sino Gold acquisition (j)	(24,010)	(23,602)
Sino Gold step acquisition gains (j)	110,644	110,644
Share capital (j)	400,706	400,706
Adjust non-controlling interest to fair value on Sino Gold acquisition (j)	165,039	182,247
Foreign exchange loss on future income taxes increment relating to Sino (j)	(1,464)	-
Interest expense capitalized – net (e)	3,733	4,135

Shareholders’ equity under US GAAP attributable to Company	3,573,916	3,276,162

Non-controlling interest (h)	36,021	26,144

Total shareholders’ equity	3,609,937	3,302,316

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

	2010 $	2009 $

Cash flows (used in) generated from:
Operating activities under Canadian GAAP	292,075	192,042
Exploration costs (a)	(8,814)	(7,768)
Transaction costs on Sino Gold acquisition (j)	(408)	(23,602)
Capitalized interest expense (e)	-	228

Operating activities under US GAAP (l)	282,853	160,900

Investing activities under Canadian GAAP	(221,192)	(13,576)
Exploration costs (a)	8,814	7,768
Transaction costs on Sino Gold acquisition (j)	408	23,602
Capitalized interest expense (e)	-	(228)

Investing activities under US GAAP	(211,970)	17,566

Financing activities under Canadian and US GAAP	(21,908)	25,052

Net increase (decrease) in cash and cash equivalents for Canadian and US purposes	48,975	203,518
Cash and cash equivalents – beginning of year	265,369	61,851

Cash and cash equivalents – end of year	314,344	265,369

A description of US GAAP that results in differences from Canadian GAAP is as follows:

(a)

Exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in note 2(j). For US GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred until completion of an economic feasibility study, after which exploration and development costs are capitalized.

A difference in classification on the cash flow also arises as expenditures associated with capitalized exploration costs under Canadian GAAP are treated as an investing activity whereas under US GAAP, such exploration costs are expensed and shown in the operating section of the cash flow statement.

(b)

Deferred start-up costs and revenues

US GAAP requires that operating profits and losses from newly commissioned operations be recorded at the time the first product is shipped. Canadian GAAP records operating profits and losses from the date commercial production commences. Under Canadian GAAP, deferred start-up costs and revenues are amortized over the life of the project.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

(c)

Future income taxes

Under US GAAP, the Company would record an decrease of $5 (2009 – increase of $343) in future income tax recovery related to the reconciliation items described under items (a), (b), (e) and (i) of this note.

(d)

Tax uncertainties

US GAAP requires that the tax effect(s) of a tax position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

As a result of this adoption, the Company did not recognize any further increases or decreases in the liability for unrecognized tax benefits from that recorded under Canadian GAAP. A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2010 $	2009 $

Balance at January 1,	11,110	6,930
Additions based on tax positions related to the current year	276	87
Reductions based on tax positions related to the current year	-	(266)
Additions for tax positions of prior years	443	1,059
Reductions for tax positions of prior years	(2,857)	-
Additions on acquisition of Sino Gold	-	3,300
Balance at December 31,	8,972	11,110

As at December 31, 2010, the Company had $8,972 unrecognized tax benefits (2009 – $11,110). If recognized, none of the unrecognized tax benefit would materially affect the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes. During the years ended December 31, 2010 and 2009, the Company recognized approximately $nil and $209 in interest and penalties, respectively. The Company had approximately $209 and $209 accrual for paying interest and penalties at December 31, 2010 and 2009, respectively.

The Company is subject to taxes in Canada, Brazil, China, Turkey and Australia. The tax years that remain subject to examination as of December 31, 2010 for these jurisdictions are:

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

Canada

2001 to the present

Brazil

2006 to the present

China

2008 to the present

Turkey

2006 to the present

Australia

2001 – 2002 and 2007 to the present

(e)

Interest expense

Under Canadian GAAP, where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project begins commercial operation or development ceases, at which time the interest is charged to operations. Under US GAAP, interest is capitalized on an interest avoidance basis. Under this method, regardless of the application of the loan proceeds, any interest incurred is capitalized to the cost of any development or construction project to the extent of the lesser of the interest cost incurred or the amount that can be attributed to the cost of any capital development or construction costs and any uncapitalized interest is charged to operations.

(f)

Bonus cash award units

Under Canadian GAAP, bonus cash award units are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the option price. US GAAP requires that awards classified as liabilities be measured at fair value at each reporting date. The fair value is estimated using an option pricing model.

(g)

Pension plans

For US GAAP purposes, the Company is required to report the overfunded net asset or underfunded net liability of its defined benefit pension plans on its consolidated balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension plans provided in note 14.

The funded status at the end of the year and the related amounts recognized on the statement of financial position for US GAAP purposes are as follows:

	2010		2009
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Funded status as at December 31,
Fair value of plan assets	1,339	-	1,137	-
Benefit obligations	1,660	11,872	1,263	7,652
Funded status	(321)	(11,872)	(126)	(7,652)

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

	2010		2009
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Amounts recognized in the balance sheet:
Non-current assets	-	-	-	-
Current liabilities	-	-	-	-
Non-current liabilities	321	11,872	126	7,652
Funded status	(321)	(11,872)	(126)	(7,652)

	2010		2009
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Amounts recognized in other comprehensive income:
Net actuarial loss (gain)	60	4,426	17	1,995
Past service cost (credit)	166	1,805	222	2,418
Funded status	226	6,231	239	4,413

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2010 are as follows:

	2010 $	2009 $
Accumulated benefit obligation in excess of plan assets
Projected benefit obligation at end of year	13,532	8,915
Accumulated benefit obligation at end of year	12,193	7,778
Fair value of plan assets at end of year	1,339	1,137

The Company has $7,872 in an investment account to fund its SERP obligation. This amount is included in restricted assets and other (note 9).

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2011 are as follows:

	Pension Plan	SERP
	$	$
Net actuarial loss (gain)	-	871
Past service cost (credit)	82	898
Total	82	1,769

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

Pension plan asset information

i.

Investment objective and strategies

The investment objectives are to satisfy the plans’ financial liabilities, and to achieve the highest long-term investment return that can be obtained within a below average degree of risk.

Target asset allocations for aggregate of the plans’ assets, which were established in 2010, are 40% public equity investments and 60% fixed income investments.  For tax efficiency, the registered plan assets are invested in fixed income securities.

The investment objectives for the plan assets have been reviewed with regard to the risk tolerance of the Company and characteristics of the plans, and their financial condition.

All assets are externally managed and invested in actively managed pooled funds.  Managers are not permitted to invest outside of the asset classes outlined in the written agreements.  Investment policies are established to ensure investment managers invest solely within the investment context they have been retained.

Derivatives are permitted investments as efficient substitutes for traditional securities and to manage exposure to risks, in accordance with the investment policies of the investment manager’s pooled funds.

ii.

Significant concentration of risk

Significant concentration of risk in the plans’ assets relate to equity, interest rate, and operating risk.  In order to increase investment return to satisfy contribution requirements, a portion of plans assets is allocated to equity investments that are expected to earn higher returns with more volatility than fixed income investments over time.  Within equities, risk is mitigated by constructing a portfolio that is broadly diversified by geography, industry and market capitalization.

In order to reduce asset volatility relative to the liabilities, a higher portion of the plans’ assets is allocated to fixed income investments that are exposed to interest rate risk.  Rate increases generally will result in decline in fixed income assets while reducing the present value of liabilities.

Operating risks include the risks of inadequate diversification and weak controls.  To mitigate these risks, the external fund manager’s investments are diversified across and within asset classes in support of investment objectives.  Policies to address operating risks include ongoing manager oversight, investment guideline, and periodic compliance reviews to ensure adherence.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

iii.

Expected long-term rate of return on assets.

The long-term return assumption at year-end 2010 is 6.5% for the plans and was developed based primarily inputs from advisors for long-term capital market returns, inflation, bond yields and other variables, adjusted for specific aspects for our investment strategy.  Historical returns were considered where appropriate.

At December 31, 2010, actual one-year annual rate of return on pension plan assets was 6.5% (2009 – 6.8%) for the registered plan and 8.0% (2009 – 15.4%) for the supplemental retirement plan.

Fair value of plan assets

The fair value of our pension benefits plan assets at December 31, 2010 by asset category is as follows:

	Balance at December 31, 2010	Level 1	Level 2	Level 3
Pension Plan	$	$	$	$
Fixed Income
Canadian Government	752	752	-	-
US Government	77	77	-	-
Corporate Bonds (a)
Investment Grade	441	441	-	-
High Yield	14	14	-	-
	1,284	1,284	-	-
Bond Fund	17,289.15	17,289.15
CDA EQUITY FUND	-	-
INT EQUITY FUND	-	-
U.S. EQUITY FUND	-	-
Cash and Cash Equivalents (b)	55	55	-	-
	1,339	1,339	-	-
SERP
Equity
Canadian Companies	1,610	1,610	-	-
U.S. Companies	979	979	-	-
International Companies	948	948	-	-
	3,537	3,537	-	-
Fixed Income
Canadian Government	2,355	2,355	-	-
US Government	240	240	-	-
Corporate Bonds (a)
Investment Grade	1,383	1,383	-	-
High Yield	42	42	-	-
	4,020	4,020	-	-
Cash and Cash Equivalents (b)	315	315	-	-
	7,872	7,872	-	-

(a) "Investment Grade" bonds are those rated Baa3/BBB or higher by at least two rating agencies; "High Yield" bonds are those rated below investment grade; "Other Credit" refers to non-rated bonds.
(b) Primarily short-term investment funds to provide liquidity to plan investment managers.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

(a)

“Investment Grade” bonds are those rated Baa3/BBB or higher by at least two rating agencies; “High Yield” bonds are those rated below investment grade.

(b)

Primarily short-term investment funds to provide liquidity to plan investment managers.

The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

(h)

Non-controlling interest

For US GAAP purposes, non controlling interest, previously referred to as minority interest, should be reported as part of equity in the consolidated financial statements; losses should be allocated to the non controlling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; changes in ownership interests should be treated as equity transactions if control is maintained and, upon a loss of control, any gain or loss on the interest disposed of should be recognized in earnings.

(i)

Fair value of warrants

Under Canadian GAAP, share purchase warrants are accounted for as equity and recorded at their historical cost. For US GAAP purposes, Eldorado’s share purchase warrants issued as part of the Brazauro acquisition, which are priced in Canadian dollars, must be classified as liabilities at their fair value with any resulting gains or losses being included in the calculation of US GAAP earnings. In these circumstances, a loss (gain) would be recorded by the Company when the fair value of the share purchase warrants increases (decreases).

(j)

Business combination

The Company has accounted for the 2009 acquisition of Sino Gold in accordance with Section 1581 of the CICA Handbook as disclosed in note 4(a). For US GAAP purposes, the Company adopted ASC805 (SFAS No. 141R – Business Combinations). The effect of adopting the new requirements is outlined below with respect to the Sino Gold acquisition. Adoption of the new requirements in 2009 had no effect on prior year numbers.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

The following provides an analysis of the significant accounting and disclosure differences between Section 1581 and ASC 805 on the Sino Gold acquisition (refer to note 4(a)):

i.

Purchase price allocation

The allocation of the purchase price of the shares of Sino Gold based on final estimates is summarized as follows:

US GAAP
Final purchase price	$

131,772,777 common shares of Eldorado issued as CDIs	1,786,842
4,057,762 common shares of Eldorado issued to GFA	55,026
Fair value of the Sino Gold shares originally acquired in July 2009	373,937
2,215,805

Fair value of net assets acquired based on final allocation	$

Cash	77,781
Restricted cash	50,000
Accounts receivable and other	21,171
Inventory	38,791
Mining interests and property, plant and equipment,
including value beyond proven and probable reserves	1,970,948
Goodwill	893,922
Accounts payable and accrued liabilities	(74,737)
Asset retirement obligations	(19,249)
Debt	(191,121)
Future income taxes	(362,279)
Non-controlling interests	(189,422)
2,215,805

ii.

Acquisition consideration and costs

Under existing Canadian GAAP, the value of shares issued in a business combination is determined based on the announcement date. Under US GAAP the value of shares issued in a business combination is determined based on the fair value of the shares at the date of closing. The effect of this difference is to increase share capital by $400,706 and increase goodwill by a similar amount.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

Under Canadian GAAP, step acquisitions are accounted for at original cost subject to equity accounting adjustments. Under US GAAP, acquisitions of equity interests prior to acquisition of control are included in the business combination accounting at fair value at the date of acquisition with any gain or loss being included within the determination of net income. Under US GAAP, net income and goodwill would be higher by $110,644 in 2009.

Under Canadian GAAP, non-controlling interests are carried at the pro-rata value of the underlying assets and liabilities based on carrying values. Under US GAAP, non-controlling interests at the date of the business combination are recorded at fair value.

Under Canadian GAAP, transaction costs are included as a cost of an acquisition. Under US GAAP, transaction costs, including restructuring costs, are expensed in the statement of earnings.  Under US GAAP, expenses would increase and goodwill arising on the business combination would be $24,010 lower.

iii.

Goodwill

The $893,922 of goodwill resulting from the acquisition is currently assigned to the China operating segment. The goodwill recognized is attributable primarily to the exposure to sustained increases in gold prices, over the long term price expectations used in the Company’s fair value estimates and other factors. None of the goodwill is expected to be deductible for income tax purposes.

iv.

Deferred tax liabilities

The deferred tax liabilities of $362,279 recognized upon acquisition under US GAAP are related primarily to the difference between the book basis and fair value of identifiable tangible assets.

v.

Pro forma information

The following supplemental pro forma information presents the financial results as if the acquisition of Sino Gold had occurred January 1, 2009 for the year ended December 31, 2009. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition of Sino Gold been completed on January 1, 2009, nor are they indicative of any future results.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

Pro forma consolidated results, in thousands except per share date:

Year ended
2009
$

Revenue – gold sales	529,387
Net income	(63,327)
Basic net (loss) income per shares	(0.12)
Diluted net (loss) income per share	(0.12)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Sino Gold to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and mineral interests, had been applied on January 1, 2009, as applicable, together with the consequential tax effects.

(k)

Deferred financing costs

Deferred financing costs represent legal, other professional and bank underwriting fees incurred in connection with the issuance of debt. Under Canadian GAAP, unamortized deferred financing costs are included as an offset to debt in liabilities. Under US GAAP such costs are included in assets as a deferred asset. Such fees are amortized over the life of the related debt using the interest method. Amortization of deferred financing costs is included in interest expense, net.

(l)

Presentation of statement of cash flows

Under Canadian GAAP, the presentation of the statement of cash flows includes a subtotal in the operating activities section that is not allowed under US GAAP.

(m)

Adoption of new United States accounting pronouncements

i.

Fair value accounting

In January 2010, ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements. The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010. The adoption had no impact on the Company’s consolidated balance sheets, statement of operations or cash flows. Refer to note 21 for further details regarding the Company’s assets and liabilities measured at fair value.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Differences between Canadian and United States GAAP (continued)

(n)

Recently issued accounting pronouncements

i.

Business combinations

In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial statements.

ii.

Fair value accounting

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require enhanced detail in the level 3 reconciliation. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2011. The Company expects minimal impact from adopting this guidance.